Exhibit 99.1
GRAVITY REPORTS CONSOLIDATED FINANCIAL RESULTS FOR 2024
Seoul, South Korea, March 31, 2025 - GRAVITY Co., Ltd. (NasdaqGM: GRVY) (“Gravity” or the “Company”), an online and mobile game developer and publisher based in South Korea, announces its consolidated financial results for the fiscal year ended December 31, 2024, prepared in accordance with International Financial Reporting Standards as adopted by the Republic of Korea. Financial statements are available on Edgar at http://www.sec.gov.

REVIEW OF FINANCIAL RESULTS

Revenues and Cost of Revenues
Revenues for 2024 were KRW 500,845 million (US$ 338,899 thousand), representing a 31.0% decrease from KRW 725,516 million for 2023.
Online game revenue decreased by 5.0% to KRW 76,989 million (US$ 52,095 thousand) in 2024 from KRW 81,017 million in 2023. The decrease in online game revenue was mostly decreased revenues from Ragnarok Online in Thailand and Taiwan.
Mobile game revenue for 2024 was KRW 405,676 million (US$ 274,502 thousand), representing a 35.6% decrease from KRW 629,604 million for 2023. This decrease was mainly due to decreased revenues from Ragnarok Origin in Southeast Asia, Taiwan, Hong Kong and Macau, Ragnarok X: Next Generation and Ragnarok M: Eternal Love. Such decrease was partially offset by initial revenues occurred from Ragnarok Origin which was launched in North, Central and South America on February 28, 2024, THE RAGNAROK launched in Taiwan, Hong Kong and Macau on June 6, 2024, in Korea on September 9, 2024 and in Southeast Asia on October 31, 2024.

Other revenue was KRW 18,180 million (US$ 12,302 thousand) in 2024, representing a 22.1% increase from KRW 14,895 million in 2023.

Cost of revenues was KRW 306,903 million (US$ 207,667 thousand) in 2024, representing a 36.7% decrease from KRW 484,958 million in 2023. The decrease in cost of revenues was mainly due to decreased commission paid related to game services for Ragnarok Origin in Southeast Asia and Taiwan, Hong Kong and Macau.

As a result of the foregoing factors, gross profit for 2024 was KRW 193,942 million (US$ 131,232 thousand), representing a 19.4% decrease from KRW 240,558 million for 2023.

Selling, General & Administrative Expenses (“SG&A”)
The Company’s total SG&A increased 35.4% to KRW 107,753 million (US$ 72,912 thousand) in 2024 compared with KRW 79,552 million in 2023. This increase in SG&A was mostly attributable to increased advertising expenses.
Based on the foregoing factors, the Company recorded an operating income of KRW 86,189 million (US$ 58,320 thousand) in 2024, compared to an operating income of KRW 161,006 million in 2023.
Non-operating Income and Non-operating Expenses
Non-operating income for 2024 was KRW 20,158 million (US$ 13,640 thousand) compared with non-operating income KRW 7,693 million in 2023. This increase in non-operating income was primarily due to increased interest income and decreased loss on foreign currency transaction.
Profit before income tax for 2024 was KRW 106,347 million (US$ 71,960 thousand), compared with profit before income tax of KRW 168,699 million in 2023.

Gravity recorded a net profit of KRW 84,902 million (US$ 57,449 thousand) in 2024 compared with a net profit of KRW 131,982 million in 2023.
The balance of cash and cash equivalents and short-term financial instruments was KRW 553,202 million (US$ 374,326 thousand) as of December 31, 2024.
Note: For convenience purposes only, the KRW amounts have been expressed in U.S. dollars at the rate of KRW 1,477.86 to US$1.00, the noon buying rate in effect on December 31, 2024 as quoted by the Federal Reserve Bank of New York.